組織規程 別表

2024.11.1 〜

組 織 機 構 図

(Organization Chart)


株主総会
(General Meeting of Shareholders)
監査役会
(Board of Corporate Auditors)
取締役会
(Board of Directors)
監督委員会
(Supervisory Committee)
サステナブル社会推進委員会
(Sustainable Society Realization Committee)
システムリスク管理委員会
(IT Risk Management Committee)
人事協議会
(Personnel Council)
社長
(President)
常務会
(Managing Directors Meeting)
役員部長懇談会
(Directors and General Managers Meeting)
内部監査室
(Internal Audit Division)
チーフ・コンプライアンス・オフィサー
(Chief Compliance Officer)
コンプライアンス統括室
(Compliance Management Division)
格付評議会
(Credit Rating Council)
格付基準委員会
(Rating Criteria Committee)
格付委員会
(Rating Committee)
サステナブル・ファイナンス評価基準委員会
(SFE Criteria Committee)
サステナブル・ファイナンス評価委員会
(SFE Committee)
経営管理企画部
(Corporate Management & Planning Dept.)
国際室
(International Affairs Division)
調査室
(Research Division)
システム室
(System Division)
国際営業推進部
(International Business Marketing and Promotion Dept.)
サステナブル・ファイナンス評価営業推進部
(Sustainable Finance Evaluation Marketing & Promotion Dept.)
総合営業部
(Global Marketing Dept.)
企画・事務統括室
(Marketing Planning and Administration Division)
情報サービス部
(Information Services Dept.)
市場データ分析室
(Market Data Analysis Division)
翻訳室
(Translation Division)
研究開発部
(R&D Dept.)
サステナブル・ファイナンス評価本部
(Sustainable Finance Evaluation Group)
広報室
(SFEG Public Relations Office)
評価部
(SFEG Evaluation Dept.)
サステナビリティ検証室
Sustainability Verification Division
インパクト分析室
Impact Analysis Division
評価企画部
(SFEG Evaluation Planning Dept.)
国際格付部
(International Dept.)
ストラクチャード・ファイナンス第三部
(Structured Finance Dept. Ⅲ)
ストラクチャード・ファイナンス第二部
(Structured Finance Dept. Ⅱ)
ストラクチャード・ファイナンス第一部
(Structured Finance Dept. Ⅰ)
パブリックセクター格付部
(Public Sector Rating Dept.)
事業格付第二部
(Corporate Rating Dept. Ⅱ)
中堅・中小企業格付室
(SME Rating Division)
事業格付第一部
(Corporate Rating Dept. Ⅰ)
医療・学校法人格付室
(Medical & Educational Institution Rating Division)
金融格付部
(Financial Institution Rating Dept.)
ハイブリッド商品部
(Hybrid Finance Dept.)
格付プロセス統括部
(Rating Administration Dept.)
格付企画部
(Rating Planning Dept.)
数理室
(Financial Technology Division)